Exhibit 99.2

DESCARTES ANNOUNCES FISCAL 2022 THIRD QUARTER
FINANCIAL RESULTS
Record Revenues and Income from Operations

WATERLOO, Ontario — December 1, 2021 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2022 third quarter (Q3FY22). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Driver shortages, supply constraints, capacity challenges and shipping bottlenecks are just some of the factors impacting today’s global supply chains and the wider economy,” said Edward J. Ryan, Descartes’ CEO. “Running efficient supply chains is complicated, and the right technology is key to delivering on customer promises in a secure and efficient manner. Our Global Logistics Network was specifically designed to help solve the inherent multi-party, multi-process challenges faced by supply chain participants. We continue to leverage our experience and financial position to grow our Global Logistics Network for the benefit of our customers.”

Q3FY22 Financial Results
As described in more detail below, key financial highlights for Q3FY22 included:
•	Revenues of $108.9 million, up 24% from $87.5 million in the third quarter of fiscal 2021 (Q3FY21) and up 4% from $104.6 million in the previous quarter (Q2FY22);
•
Revenues were comprised of services revenues of $97.2 million (89% of total revenues), professional services and other revenues of $10.3 million (10% of total revenues) and license revenues of $1.4 million (1% of total revenues). Services revenues were up 25% from $77.6 million in Q3FY21 and up 4% from $93.5 million in Q2FY22;

•	Cash provided by operating activities of $43.3 million, up 31% from $33.1 million in Q3FY21 and down from $46.4 million in Q2FY22;
•	Income from operations of $27.8 million, up 48% from $18.8 million in Q3FY21 and up 7% from $26.1 million in Q2FY22;
•	Net income of $25.5 million, up 92% from $13.3 million in Q3FY21 and up 10% from $23.2 million in Q2FY22. Net income as a percentage of revenues was 23%, compared to 15% in Q3FY21 and 22% in Q2FY22;
•	Earnings per share on a diluted basis of $0.30, up 100% from $0.15 in Q3FY21 and up 11% from $0.27 in Q2FY22; and
•
Adjusted EBITDA of $48.2 million, up 32% from $36.4 million in Q3FY21 and up 5% from $45.9 million in Q2FY22. Adjusted EBITDA as a percentage of revenues was 44%, compared to 42% in Q3FY21 and 44% in Q2FY22.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q3 FY22	Q2 FY22	Q1 FY22	Q4 FY21	Q3 FY21
Revenues	108.9	104.6	98.8	93.4	87.5
Services revenues	97.2	93.5	88.3	82.7	77.6
Gross margin	76%	76%	76%	75%	74%
Cash provided by operating activities	43.3	46.4	40.9	36.5	33.1
Income from operations	27.8	26.1	23.4	21.9	18.8
Net income	25.5	23.2	18.4	17.2	13.3
Net income as a % of revenues	23%	22%	19%	18%	15%
Earnings per diluted share	0.30	0.27	0.21	0.20	0.15
Adjusted EBITDA	48.2	45.9	41.5	38.6	36.4
Adjusted EBITDA as a % of revenues	44%	44%	42%	41%	42%

Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes’ nine-month period ended October 31, 2021 (9MFY22) included:
•	Revenues of $312.3 million, up 22% from $255.3 million in the same period a year ago (9MFY21);
•
Revenues were comprised of services revenues of $279.0 million (89% of total revenues), professional services and other revenues of $29.4 million (10% of total revenues) and license revenues of $3.9 million (1% of total revenues). Services revenues were up 23% from $227.0 million in 9MFY21;

•	Cash provided by operating activities of $130.6 million, up 38% from $94.8 million in 9MFY21;
•	Income from operations of $77.4 million, up 56% from $49.6 million in 9MFY21;
•	Net income of $67.1 million, up 92% from $34.9 million in 9MFY21. Net income as a percentage of revenues was 21%, compared to 14% in 9MFY21;
•	Earnings per share on a diluted basis of $0.78, up 90% from $0.41 in 9MFY21; and
•	Adjusted EBITDA of $135.6 million, up 31% from $103.4 million in 9MFY21. Adjusted EBITDA as a percentage of revenues was 43%, compared to 41% in 9MFY21.

The following table summarizes Descartes’ results in the categories specified below over 9MFY22 and 9MFY21 (unaudited, dollar amounts in millions):

	9MFY22	9MFY21
Revenues	312.3	255.3
Services revenues	279.0	227.0
Gross margin	76%	74%
Cash provided by operating activities	130.6	94.8
Income from operations	77.4	49.6
Net income	67.1	34.9
Net income as a % of revenues	21%	14%
Earnings per diluted share	0.78	0.41
Adjusted EBITDA	135.6	103.4
Adjusted EBITDA as a % of revenues	43%	41%

Cash Position
At October 31, 2021, Descartes had $171.1 million in cash. Cash increased by $42.7 million in Q3FY22 and increased $37.4 million in 9MFY22. The table set forth below provides a summary of cash flows for Q3FY22 and 9MFY22 in millions of dollars:

	Q3FY22	9MFY22
Cash provided by operating activities	43.3	130.6
Additions to property and equipment	(1.2)	(3.7)
Acquisitions of subsidiaries, net of cash acquired	-	(90.3)
Credit facility and other debt repayments	-	(1.1)
Payment of debt issuance costs	-	(0.1)
Issuances of common shares, net of issuance costs	1.0	2.5
Effect of foreign exchange rate on cash	(0.4)	(0.5)
Net change in cash	42.7	37.4
Cash, beginning of period	128.4	133.7
Cash, end of period	171.1	171.1

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results today at 5:30 p.m. ET, Wednesday, December 1. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 6485 701#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand. A digital replay of the conference call will be available following the call from 8:00 p.m. ET, and until December 8, 2021, at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the current and future potential impact of the COVID-19 pandemic on our business, results of operations and financial condition; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the current COVID-19 pandemic not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.   We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed ten acquisitions since the beginning of fiscal 2020 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q3FY22, Q2FY22, Q1FY22, Q4FY21, and Q3FY21, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q3FY22	Q2FY22	Q1FY22	Q4FY21	Q3FY21
Net income, as reported on Consolidated Statements of Operations	25.5	23.2	18.4	17.2	13.3
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.3	0.3	0.3	0.2
Investment income	(0.1)	(0.1)	(0.1)	(0.1)	-
Income tax expense	2.1	2.7	4.8	4.5	5.2
Depreciation expense	1.3	1.3	1.2	1.3	1.5
Amortization of intangible assets	15.4	15.0	13.8	14.1	14.0
Stock-based compensation and related taxes	3.0	3.1	2.6	1.9	1.7
Other charges (recoveries)	0.7	0.4	0.5	(0.6)	0.5
Adjusted EBITDA	48.2	45.9	41.5	38.6	36.4

Revenues	108.9	104.6	98.8	93.4	87.5
Net income as % of revenues	23%	22%	19%	18%	15%
Adjusted EBITDA as % of revenues	44%	44%	42%	41%	42%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for 9MFY22 and 9MFY21, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	9MFY22	9MFY21
Net income, as reported on Consolidated Statements of Operations	67.1	34.9
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.8	0.9
Investment income	(0.2)	(0.1)
Income tax expense	9.7	13.8
Depreciation expense	3.8	4.5
Amortization of intangible assets	44.1	41.8
Stock-based compensation and related taxes	8.7	4.7
Other charges	1.6	2.9
Adjusted EBITDA	135.6	103.4

Revenues	312.3	255.3
Net income as % of revenues	21%	14%
Adjusted EBITDA as % of revenues	43%	41%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	October 31,	January 31,
	2021	2021 (Audited)
ASSETS
CURRENT ASSETS
Cash	171,079	133,661
Accounts receivable (net)
Trade	42,482	37,206
Other	9,570	14,830
Prepaid expenses and other	22,988	16,939
Inventory	813	429
	246,932	203,065
OTHER LONG-TERM ASSETS	18,195	15,550
PROPERTY AND EQUIPMENT, NET	11,494	12,089
RIGHT-OF-USE ASSETS	10,536	12,165
DEFERRED INCOME TAXES	15,196	15,216
INTANGIBLE ASSETS, NET	248,756	239,992
GOODWILL	616,357	565,177
	1,167,466	1,063,254
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	9,875	7,955
Accrued liabilities	53,499	38,879
Lease obligations	4,051	4,168
Income taxes payable	3,656	3,383
Deferred revenue	54,483	49,878
	125,564	104,263
LONG-TERM DEBT	-	-
LONG-TERM LEASE OBLIGATIONS	7,336	8,895
LONG-TERM DEFERRED REVENUE	1,112	1,413
LONG-TERM INCOME TAXES PAYABLE	9,337	8,230
DEFERRED INCOME TAXES	32,685	29,385
	176,034	152,186

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 84,657,403 at October 31, 2021 (January 31, 2021 – 84,494,658)	535,505	531,825
Additional paid-in capital	471,079	464,102
Accumulated other comprehensive income (loss)	1,430	(1,189)
Accumulated deficit	(16,582)	(83,670)
	991,432	911,068
	1,167,466	1,063,254

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2021	2020	2021	2020

REVENUES	108,911	87,508	312,319	255,256
COST OF REVENUES	25,607	22,546	74,926	66,810
GROSS MARGIN	83,304	64,962	237,393	188,446
EXPENSES
Sales and marketing	12,246	9,705	34,585	28,448
Research and development	15,989	13,072	46,681	39,727
General and administrative	11,139	8,918	33,000	25,986
Other charges	672	491	1,606	2,945
Amortization of intangible assets	15,364	14,013	44,110	41,811
	55,410	46,199	159,982	138,917
INCOME FROM OPERATIONS	27,894	18,763	77,411	49,529
INTEREST EXPENSE	(292)	(277)	(841)	(909)
INVESTMENT INCOME	51	40	175	103
INCOME BEFORE INCOME TAXES	27,653	18,526	76,745	48,723
INCOME TAX EXPENSE (RECOVERY)
Current	4,615	2,380	11,481	2,049
Deferred	(2,453)	2,838	(1,824)	11,777
	2,162	5,218	9,657	13,826
NET INCOME	25,491	13,308	67,088	34,897
EARNINGS PER SHARE
Basic	0.30	0.16	0.79	0.41
Diluted	0.30	0.15	0.78	0.41
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	84,636	84,477	84,569	84,318
Diluted	86,328	85,917	86,164	85,689

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2021	2020	2021	2020
OPERATING ACTIVITIES
Net income	25,491	13,308	67,088	34,897
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,282	1,465	3,784	4,450
Amortization of intangible assets	15,364	14,013	44,110	41,811
Stock-based compensation expense	2,951	1,629	8,118	4,363
Other non-cash operating activities	(73)	80	484	131
Deferred tax (recovery) expense	(2,453)	2,838	(1,824)	11,777
Changes in operating assets and liabilities	776	(184)	8,858	(2,661)
Cash provided by operating activities	43,338	33,149	130,618	94,768
INVESTING ACTIVITIES
Additions to property and equipment	(1,254)	(774)	(3,850)	(2,859)
Acquisition of subsidiaries, net of cash acquired	-	-	(90,278)	(29,374)
Cash used in investing activities	(1,254)	(774)	(94,128)	(32,233)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	-	-	-	10,196
Credit facility and other debt repayments	-	-	(1,068)	(10,065)
Payment of debt issuance costs	-	(2)	(60)	(40)
Issuance of common shares for cash, net of issuance costs	1,042	243	2,539	5,949
Cash provided by financing activities	1,042	241	1,411	6,040
Effect of foreign exchange rate changes on cash	(405)	(62)	(483)	1,438
Increase in cash	42,721	32,554	37,418	70,013
Cash, beginning of period	128,358	81,862	133,661	44,403
Cash, end of period	171,079	114,416	171,079	114,416